Broadband
Great things...done simply.

Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower. 1-1-30, Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
TEL.+81-3-6765- FAX.+81-3-6765-
http://www.jcom.co.jp/


05005376

FORM OF TRANSMITTAL LETTER

Rule 12g3 2(b) File No.82-34800

January 21, 2005

By Federal Express



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: File No.82-34800/Jupiter Telecommunications Co.,Ltd. Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame:

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the following press release in English:

1 JUPITER TELECOMMUNICATIONS ANNOUNCES FOURTH QUARTER 2004 FIGURES – J-COM's Subscribing Households Increased by 7.0 percent During 2004

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid air mail envelop and label.

Very truly yours,



Koji Kobayashi
Vice President
Treasury Department


Broadband
Great things...done simply.

January 20, 2005
FOR IMMEDIATE RELEASE
For more information contact:
October Strategies, Inc., 303-627-4545 or 303-471-4511

JUPITER TELECOMMUNICATIONS ANNOUNCES FOURTH QUARTER 2004 FIGURES

J-COM's Subscribing Households Increased by 7.0 Percent During 2004

Tokyo, JAPAN -- Jupiter Telecommunications Co., Ltd. (J-COM), the largest broadband and cable service provider in Japan based on the number of customers served, today released its subscribing household figures for the fourth quarter of 2004. J-COM owns and/or operates 19 local cable companies throughout Japan (serving customers in 30 systems), utilizing advanced broadband network technology to bring television, Internet and telephone services to customers in those service areas. J-COM's subscribing households, the number of households subscribing to at least one J-COM service, increased by 124,000 year-over-year to 1,906,000 as of December 31, 2004, an increase of 7.0 percent since December 31, 2003.

The total number of households subscribing to J-COM TV increased to 1,622,000 households (of which 250,000 households subscribed to digital services), an increase of 71,000 households (4.6% increase) compared to the same period last year. J-COM Net subscribers increased to 761,000 households, an increase of 121,000 households (18.9% increase), and J-COM Phone subscribers increased to 773,000 households, an increase of 218,000 households (39.3% increase) during the same period.

Between October 1, 2004 and December 31, 2004, the number of households subscribing to J-COM TV increased by 24,000. The number of households subscribing to J-COM Net increased by 31,000, and the number of households subscribing to J-COM Phone increased by 54,000 during the same period of time.

Numbers are in thousands (000s), rounded to the nearest thousand:

	Number of Households Subscribing to			Number of Households Subscribing to at Least 1 J-COM Broadband Service
	J-COM TV	J-COM Net	J-COM Phone	
As of December 31, 2004	1,622	761	773	1,906
As of December 31, 2003	1,551	640	555	1,782
Number of Increase	71	121	218	124
Percent Increase	4.6%	18.9%	39.3%	7.0%

Demonstrating the effectiveness of J-COM's bundled services approach, the average number of J-COM services subscribed to by each subscribing household increased to 1.66 as of December 31, 2004, up

from 1.54 as of December 31, 2003.

Based in Tokyo, J-COM provides broadband services through 19 managed franchises, including cable television services (J-COM TV), high-speed cable Internet access services (J-COM Net) and telephony services (J-COM Phone) where available. These services are provided through J-COM's advanced fiber and cable network, which carries information, content and services directly to homes throughout Japan.

Established in 1995, Jupiter Telecommunications Co., Ltd. (J-COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 1,906,000 subscribing households (as of December 31, 2004) in the Hokkaido, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J-COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers across Japan through 19 managed franchises operating at the local level. J-COM's principal beneficial shareholders are Liberty Media International, Sumitomo Corporation, Microsoft Corporation, Mitsui & Co., Ltd., and Matsushita Electric Industrial Co., Ltd. (as of December 31, 2004). For more information, visit J-COM's website at http://www.jcom.co.jp/corporate/english.html

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Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.